[Letterhead of SandRidge Energy, Inc.]

Via EDGAR and Hand Delivery

March 23, 2011

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SandRidge Mississippian Trust I
Amendment No. 2 to Registration Statement on Form S-1
Filed March 4, 2011
File No. 333-171551

SandRidge Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed March 4, 2011
File No. 333-171551-01

SandRidge Energy, Inc.
Annual Report on Form 10-K
Filed February 28, 2011
File No. 001-33784

Definitive Proxy Statement on Schedule 14A
Filed April 26, 2010
File No. 001-33784

Ladies and Gentlemen:

Set forth below are the responses of SandRidge Mississippian Trust I, a Delaware statutory trust (the “trust”), and SandRidge Energy, Inc., a Delaware corporation (“SandRidge” or the “Company,” and, together with the trust, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 17, 2011, with respect to Amendment No. 2 to the Registration Statement on Form S-1 and Form S-3 (File No. 333-171551) filed with the Commission on March 4, 2011 (as so amended, the “Registration Statement”), including the Company’s Annual Report on Form 10-K, filed February 28, 2011 (the “2010 Form 10-K”), and Definitive Proxy Statement, filed April 26, 2010, both of which are incorporated by reference in the Registration Statement.

Concurrently with the submission of this letter, we are filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we will hand deliver three complete copies of Amendment No. 3, as well as three copies of Amendment No. 3 that are marked to show all changes made since the filing of Amendment No. 2 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the prospectus included as part of Amendment No. 3.

Registration Statements on Form S-1 and Form S-3

1. We have considered your response to our prior comment five of our letter of February 24, 2011, and do not concur. It is the staff’s view that the results of your drilling activity or well performance should be addressed in the Discussion and Analysis of Historical Results from the Producing Wells section, regardless of the disclosure in the Risk Factor section. We repeat our prior comment.

Response:

We acknowledge the Staff’s comment and have added disclosure to the section entitled, “The Underlying Properties—Discussion and Analysis of Historical Results from the Producing Wells,” to the effect that as of December 31, 2010, one of the 37 Producing Wells was not expected to pay out its drilling and completion costs. See page 62.

2. Regarding your response to our prior comment six, nonetheless the last sentence in the second paragraph under Technologies seems to say the same thing. Again, the data that you supplied to us supplementally does not support the statement that consistent reservoir characteristics correlate with consistent well performance data. Please revise your document to not imply or state this.

Response:

We acknowledge the Staff’s comment and have deleted the last sentence in the second paragraph under the section entitled, “The Underlying Properties—The Reserve Report—Technologies.” See page 66.

Exhibit 8.1

3. Please have counsel revise its opinion to consent to the use of its name in the prospectus.

Response:

We acknowledge the Staff’s comment and the opinion has been revised to include counsel’s consent to the use of its name in the prospectus. See Exhibit 8.1.

* * * * * *

Thank you for your prompt attention to the foregoing. Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 3 thereto, to David H. Engvall at Covington & Burling LLP at (202) 662-5307.

In addition, if you have any questions about the responses addressing the engineering comments, please do not hesitate to contact Mr. Rodney Johnson, Executive Vice President – Reservoir Engineering, at (405) 429-5656.

Very truly yours,

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
	Name:	Philip T. Warman
	Title:	Senior Vice President and General Counsel

SandRidge Mississippian Trust I

By:	SandRidge Energy, Inc.

	By:	/s/ Philip T. Warman
		Name:	Philip T. Warman
		Title:	Senior Vice President and General Counsel

cc:	David H. Engvall, Covington & Burling LLP

David P. Oelman, Vinson & Elkins L.L.P.

Matthew R. Pacey, Vinson & Elkins L.L.P.